Exhibit 99.3

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	8
SIGNIFICANT EVENTS	9
MINING OPERATIONS	11
EXPLORATION UPDATE	19
SELECTED ANNUAL INFORMATION	20
SUMMARY OF SELECTED QUARTERLY INFORMATION	21
RESULTS OF OPERATIONS	23
OUTLOOK	30
NON-IFRS MEASURES	31
LIQUIDITY AND CAPITAL RESOURCES	37
TRANSACTIONS WITH RELATED PARTIES	39
CRITICAL ACCOUNTING ESTIMATES	40
CHANGES IN ACCOUNTING POLICIES	42
FINANCIAL INSTRUMENTS	43
SECURITIES OUTSTANDING	43
QUALIFIED PERSON	43
CONTROLS AND PROCEDURES	43
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	44
CAUTIONARY NOTE TO U.S. INVESTORS	46

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the year ended December 31, 2015 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the most recent annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at March 3, 2016, unless otherwise indicated. All dollar amounts are in Canadian dollars, unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per payable silver ounce (“cash cost”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, mine operating earnings before non-cash items and all-in sustaining cost per payable silver ounce (“AISC”). These are considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

Some tables contained in this MD&A may not sum exactly, due to rounding.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, Cata processing plant, and the San Ignacio Mine (or “San Ignacio”). The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

In May of 2015, the Company entered into an option agreement to acquire a 100% interest in the Coricancha Mine Complex (“Coricancha”), located in the central Andes of Peru. Coricancha is a gold-silver-copper-lead-zinc mine, located in the Peruvian province of Huarochiri, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. Coricancha has a permitted and operational 600 tonne per day processing facility along with supporting mining infrastructure. Significant exploration programs were conducted at Coricancha in 2015, and will continue in 2016.

In May of 2015, the Company also acquired an option agreement on the Guadalupe de los Reyes exploration project in Sinaloa, Mexico (the “GDLR Project”) through its acquisition of Cangold Limited (“Cangold”). The Company terminated the option agreement on February 24, 2016 after conducting an evaluation of the project, including an initial drill program, as the results of the evaluation did not warrant continued exploration work. As part of the Cangold acquisition, the Company also acquired 100% interests in the Plomo exploration property located in Sonora, Mexico and the Argosy exploration property located in the Red Lake Mining District in Northwestern Ontario. There are no work commitments associated with these properties other than assessment work and payment of mining claims taxes and the Company will be evaluating its future plans for these properties.

The Company’s current exploration projects also include the El Horcón and Santa Rosa projects. The Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcón Project is located 100 kilometres by road northwest of Guanajuato. The Company continues to evaluate additional mining opportunities in the Americas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

The Topia Mine, the GMC, El Horcón and Santa Rosa are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia Mine and the GMC, respectively, through service agreements with MMR. The option to acquire the GDLR Project was held by a wholly-owned Mexican subsidiary, Coboro Minerales de Mexico, S.A. de C.V. (“Coboro”), which was acquired as part of the acquisition of Cangold in May 2015. The option to acquire Coricancha is held by another wholly-owned subsidiary, Great Panther Silver Peru S.A.C.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

Goals and Objectives

Great Panther's mission is to operate efficiently and profitably, while pursing its goal to become a senior precious metals producer by acquiring and developing additional mines and advanced stage precious metals projects in the Americas with strong operating fundamentals and cash-flow potential.

The Company’s primary goal is growth that will increase the Company’s operating cash flow potential in order to maximize long-term shareholder value. Management’s specific objectives are to increase production and earnings from existing mining operations and realize positive cash flow while continuing to actively develop existing projects and pursue the acquisition of new mining operations, exploration, and development opportunities in the Americas.

Great Panther believes that its ability to make a longstanding and positive contribution toward sustainable development through the protection of the health and well-being of its people and its host communities, environmental stewardship, and community engagement and development is a key driver to achieving a responsible and profitable business.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors that are regularly measured and monitored. The Company’s key performance drivers are the following:

Metal Production

The Company commenced production at its Guanajuato and Topia mines in 2006 and commissioned the San Ignacio Mine in 2014. In 2015, the Company grew production to a record 4.2 million silver equivalent ounces (“Ag eq oz”).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Production grew by 30% in 2015 and, since 2011, production has increased at a compound annual growth rate of 17%. Given the significant increase in production in 2015 and the continued low metal price environment, the Company will primarily focus on operational efficiencies and strong grade control in 2016 and build on the successful achievements in these areas in 2015. In addition, the significant growth in 2015 has brought production levels close to plant capacity at the GMC. Therefore, for 2016, the Company expects production to be in the range of 4.0 – 4.2 million Ag eq oz, similar to the level seen in 2015.

Fundamental to maintaining and growing production is the ability to add Mineral Resources through exploration of the Company’s existing operating mines and also through the exploration and acquisition of other projects. Great Panther is committed to seeking out new opportunities to grow and develop its business.

Resources

Delineation of mineral resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no National Instrument 43-101 (“NI 43-101”) compliant resources for either property. Over the past ten years, the Company has allocated significant capital to support production growth through the definition of new mineral resources at the GMC and Topia. In addition, the Company entered into two option agreements during 2015, adding to the Company’s pipeline of projects, with the ultimate objective of adding new mines to the Company’s existing portfolio. Subsequent to December 31, 2015, one of these option agreements (related to the GDLR Project) was terminated.

The Company plans approximately 15,000 metres of exploration drilling in 2016 to further define resources, look for vein extensions and test new targets. Of this total, 4,000 metres of drilling is planned at the Coricancha Mine Complex.

Operating Costs

Attaining and maintaining low unit operating costs is critical to achieving strong operating cash flow. As experienced in the past year, metal prices can be volatile. Having low unit costs increases mine net earnings and enables the Company to be more resilient during periods of weak metal prices.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

The Company measures and reports unit costs as cash cost, net of by-product credits. Cash cost is a common non-IFRS metric reported by companies in the mining industry. The Company also reports AISC.

In 2015, the Company’s average cash cost decreased to US$7.50 from US$12.78 in 2014, and average AISC decreased to US$13.76 from US$22.07.

Please refer to the Mining Operations and Non-IFRS Measures sections of this document for a more detailed discussion of cash cost and AISC. The Company’s reported cash cost and AISC are also affected by changes in metal prices of non-silver by-products, specifically gold at GMC and lead, zinc and gold at Topia.

Metal Prices

One of the Company’s objectives is to maintain leverage to the price of silver and gold. To this end, the Company does not engage in any long-term hedging arrangements for either silver or gold prices. As a result, Great Panther’s share price tends to correlate very strongly with the price of silver and gold.

During 2015, the spot price of silver decreased by 12% from US$15.711 per ounce at the beginning of the year to US$13.821 per ounce at the end of the year. The price of silver has fluctuated significantly in recent years and is expected to continue to be volatile in 2016.

1 London Bullion Market Association Silver Fixings

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

The Company’s financial results are very sensitive to the price of silver and gold, and to a lesser extent, lead and zinc. The following table summarizes the effect of changes in the silver price on the Company’s 2016 revenue outlook, based on an assumed production of approximately 4.2 million silver equivalent ounces, which represents the top of the Company’s production guidance range for 2016:

Revenue Sensitivity to Change in Silver Price

Silver price per ounce		US$10.00	US$12.00	US$14.00	US$16.00	US$18.00
GMC revenue	USD 000s	$37,667	$40,313	$42,959	$45,606	$48,252
Topia revenue	USD 000s	8,063	9,281	10,499	11,716	12,934
Total revenue	USD 000s	45,730	49,594	53,458	57,322	61,186
Total revenue	CAD 000s	60,974	66,125	71,277	76,429	81,581

Assumes gold price of US$1,050/oz, zinc price of US$0.75/lb., lead price of US$0.75/lb., production of 4.2 million Ag eq oz, and a US$0.75 to Canadian dollar foreign exchange rate.

Revenue Sensitivity to Change in Gold Price

Gold price per ounce		US$900	US$1,000	US$1,100	US$1,200	US$1,300
GMC revenue	USD 000s	$39,743	$42,328	$44,913	$47,499	$50,085
Topia revenue	USD 000s	10,741	10,782	10,824	10,865	10,906
Total revenue	USD 000s	50,484	53,110	55,737	58,364	60,991
Total revenue	CAD 000s	67,312	70,814	74,316	77,819	81,321

Assumes silver price of US$14.50/oz, zinc price of US$0.75/lb., lead price of US$0.75/lb., production of 4.2 million Ag eq oz, and a US$0.75 to Canadian dollar foreign exchange rate.

The Company’s cash cost is affected by changes in metal prices of the by-products of silver, specifically gold at GMC and lead, zinc and gold at Topia. The following tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2016 estimated cash cost based on an assumed production of approximately 4.2 million Ag eq oz and assumed cash cost of approximately US$5.00, which represent the top of the Company’s production guidance range and bottom of the cash cost guidance range for 2016, respectively.

Cash Cost: Sensitivity to Change in Gold Price

Gold price per ounce	US$900	US$1,000	US$1,100	US$1,200	US$1,300
Cash cost (USD)	$6.90	$5.55	$4.20	$2.85	$1.49

Assumes silver price of US$14.50/oz, zinc price of US$0.75/lb., lead price of US$0.75/lb., production of 4.2 million Ag eq oz, and a US$0.75 to Canadian dollar foreign exchange rate.

Cash Cost: Sensitivity to Change in Zinc Price

Zinc price per pound	US$0.50	US$0.60	US$0.70	US$0.80	US$0.90
Cash cost (USD)	$5.36	$5.21	$5.07	$4.93	$4.83

Assumes gold price of US$1,050/oz, silver price of US$14.50/oz., lead price of US$0.75/lb., production of 4.2 million Ag eq oz, and a US$0.75 to Canadian dollar foreign exchange rate.

Cash Cost: Sensitivity to Change in Lead Price

Lead price per pound	US$0.50	US$0.60	US$0.70	US$0.80	US$0.90
Cash cost (USD)	$5.30	$5.18	$5.05	$4.94	$4.85

Assumes gold price of US$1,050/oz, zinc price of US$0.75/lb., silver price of US$14.50/oz., production of 4.2 million Ag eq oz, and a US$0.75 to Canadian dollar foreign exchange rate.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

(in CAD 000s, unless otherwise noted)	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
OPERATING
Tonnes milled (excluding custom milling)	94,874	92,574	2%	375,332	335,199	12%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,002,584	911,048	10%	4,159,121	3,187,832	30%
Silver ounce production	553,189	550,010	1%	2,386,028	1,906,645	25%
Gold ounce production	5,637	4,822	17%	21,740	16,461	32%
Payable silver ounces	502,170	534,664	-6%	2,278,194	1,729,503	32%
Cost per tonne milled (USD)[2]	$97	$111	-12%	$101	$120	-16%
Cash cost (USD)[2]	$8.14	$12.23	-33%	$7.50	$12.78	-41%
AISC (USD)[2]	$15.10	$21.46	-30%	$13.76	$22.07	-38%
FINANCIAL
Revenue	$17,152	$14,244	20%	$73,374	$54,390	35%
Mine operating earnings before non-cash items[2]	$4,907	$2,159	127%	$24,036	$10,775	123%
Mine operating earnings (loss)	$3,226	$(2,693)	220%	$5,699	$(6,161)	193%
Net loss	$(4,860)	$(26,948)	82%	$(9,341)	$(33,013)	72%
Adjusted EBITDA[2]	$(557)	$(681)	18%	$9,317	$255	3,554%
Cash flow from operating activities[3]	$(775)	$(1,252)	38%	$9,186	$1,172	684%
Cash at end of period	$17,860	$17,968	-3%	$17,860	$17,968	-3%
Net working capital at end of period	$33,252	$32,907	1%	$33,252	$32,907	1%
Average realized silver price (USD)[4]	$13.57	$15.78	-14%	$15.11	$18.28	-17%
PER SHARE AMOUNTS
Loss per share – basic and diluted	$(0.03)	$(0.19)	84%	$(0.07)	$(0.24)	71%

Highlights of 2015 compared to 2014, unless otherwise noted:

•	Record metal production of 4,159,121 Ag eq oz, a 30% increase, including 1,276,808 Ag eq oz from San Ignacio;

•	Throughput increased 11% to 381,019 tonnes (including custom milling);

•	Silver production increased 25% to a record 2,386,028 silver ounces;

•	Gold production increased 32% to a record 21,740 gold ounces;

•	Cash cost decreased 41% to US$7.50;

•	AISC decreased 38% to US$13.76;

•	Revenues totalled $73.4 million, an increase of 35%;

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.

[2]	The Company has included non-IFRS performance measures such as cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[3]	Before changes in non-cash working capital.

[4]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

•	Mine operating earnings before non-cash items was $24.0 million, an increase of 123%;

•	Net loss was $9.3 million, compared to net loss of $33.0 million;

•	Adjusted EBITDA was $9.3 million compared to $0.3 million;

•	Cash flow from operating activities before changes in non-cash working capital was $9.2 million compared to $1.2 million;

•	Cash and cash equivalents were $17.9 million at December 31, 2015 compared to $18.0 million at December 31, 2014; and

•	Net working capital increased to $33.3 million at December 31, 2015 from $32.9 million at December 31, 2014.

Highlights of the fourth quarter 2015 compared to fourth quarter 2014:

•	Metal production increased 10% to 1,002,584 Ag eq oz;

•	Silver production increased 1% to 553,189 silver ounces;

•	Gold production increased 17% to 5,637 gold ounces;

•	Cash cost decreased 33% to US$8.14 per ounce;

•	AISC decreased 30% to US$15.10 per payable silver ounce;

•	Revenues increased 20% to $17.2 million;

•	Mine operating earnings before non-cash items was $4.9 million, an increase of 127%;

•	Adjusted EBITDA amounted to negative $0.6 million compared to negative $0.7 million;

•	Net loss totalled $4.9 million, compared to a net loss of $26.9 million; and

•	Cash flow from operating activities before changes in non-cash net working capital amounted to negative $0.8 million, compared to negative $1.3 million.

SIGNIFICANT EVENTS

On May 19, 2015, Great Panther announced that it had entered into a two-year option agreement with two wholly-owned subsidiaries of Nyrstar N.V. (“Nyrstar”) whereby the Company can acquire 100% of the shares of Nyrstar Coricancha S.A. which holds a 100% interest in the Coricancha Mine Complex (the “Coricancha Option Agreement”).

Under the terms of the Coricancha Option Agreement:

•	The Company made an initial option payment of US$1.5 million on signing and a second option payment of US$1.5 million is payable on May 18, 2016 if the Company chooses to extend the option for a second year.

•	In the event that the Company exercises its option within two years, the Company will be required to make a cash payment of US$5.0 million for 100% of the shares of Nyrstar Coricancha S.A. plus the second option payment, if it has not been paid.

•	A further contingent payment of US$4.0 million may become payable to Nyrstar if certain conditions are met within three years following execution of the Coricancha Option Agreement. Alternatively (not in addition to the contingent payment), the Company may be obligated to reimburse Nyrstar for certain costs, to a maximum amount of US$6.6 million, in certain circumstances. The contingent payment or the reimbursement will only be made on or after the closing of the acquisition of the Nyrstar Coricancha S.A. shares. The contingent payment will not be payable if the conditions are not met within three years following closing, and no reimbursement will be made unless the costs are incurred by Nyrstar prior to closing.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

In addition, the Company is required to incur exploration expenditures of US$2.0 million in the first year of the option period ending May 2016, and US$3.0 million in the second year ending May 2017. The agreement provides that expenditures exceeding the US$2.0 million minimum for the first year will count towards the US$3.0 million of expenditures of the second year.

On May 27, 2015, the Company completed the acquisition of all of the issued and outstanding common shares of Cangold. As a result, the Company acquired a 100% interest in Cangold and its wholly-owned subsidiary Coboro. Coboro held an option to acquire up to a 100% interest in the GDLR Project, but the Company subsequently terminated the option agreement on February 24, 2016 after conducting an evaluation of the project, which included an initial drill program. Based on the results of the evaluation, management decided that the project did not warrant further exploration. The completion of the transaction also added Cangold’s Plomo gold project in Mexico and its Argosy Project in the Red Lake Mining Division of northeastern Ontario, Canada. The Company will be evaluating its future plans for these properties.

On June 10, 2015, the Company announced it had obtained a US$10.0 million credit facility from Auramet International LLC with whom Great Panther has had a commercial relationship for several years. The facility has a term of one year and interest on borrowings under the facility is payable at the rate of three month Libor plus 5%. The Company has not drawn on the facility.

On July 9, 2015, the Company provided an update to the Mineral Resource at the Topia Mine, with an effective date of November 30, 2014. Measured and Indicated (“M&I”) Mineral Resources increased by 41% and Inferred Mineral Resources increased by 29% compared to the previous update which had an effective date of November 30, 2013. The M&I category benefitted from improvements in the reconciliation between the Topia geological model and the actual mine output, while the increase in the Inferred category is attributed to improved modeling and successful in-vein development, which allowed for an expansion of resource block dimensions. This Mineral Resource Estimate reflects M&I Mineral Resources of 11,580,000 Ag eq oz and Inferred Mineral Resources of 11,050,000 Ag eq oz.

On July 28, 2015, the Company fully secured mineral property titles for all of its 7,909 hectares related to the El Horcón Project. Three of the Company’s mineral property title claims were previously cancelled due to an administrative oversight on the part of the government agency, which manages mineral property titles in Mexico.

On January 14, 2016, the Company reported a theft of explosives from one of the mines at the GMC. The Company voluntarily suspended the use of all explosives material at the GMC to facilitate ongoing investigations by regulatory authorities, and to enhance security measures. On February 16, 2016, the regulatory authorities concluded their formal investigation. Operations at the GMC were intermittently halted over the investigation period and were fully resumed on February 16, 2016.

During February 2016, the Company met with representatives of CONAGUA, the Mexican federal agency responsible for water administration, who have asserted that the Company is required to make applications for permits associated with the use and expansion of the tailings facility at the GMC (the “Tailings Permits”). CONAGUA officials identified no issues arising from the outstanding Tailings Permits and requested that the Company complete its applications. The Company believes its current tailings capacity at the GMC is sufficient to operate and no expansions will be required until the fall of 2016. Although the Company expects the Tailings Permits to be granted in due course without any impact to the ongoing operations, there is no guarantee that the Company will receive any of the Tailings Permits, or that the terms of such permits will be favourable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating the tailings facility at the GMC.

On February 15, 2016, the Company reported a fatality of a contract scooptram operator that occurred at the GMC. All relevant authorities were contacted and a full investigation into the cause of the accident is ongoing. Safety procedures are being reviewed and reinforced to ensure safety remains the top priority across all operations.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

On February 22, 2016, the Company provided an update to the Mineral Resource at the GMC, with effective dates of July 31, 2015 for the Guanajuato Mine and El Horcon and December 31, 2015 for the San Ignacio Mine. The previous Mineral Resource estimates had effective dates of July 31, 2014 and December 15, 2014, respectively. The Company successfully replaced the M&I Mineral Resources that had been mined since the effective dates of the previous Mineral Resource estimate, as the M&I Mineral Resource were estimated at 6,108,800 Ag eq oz, virtually unchanged from the 6,109,217 Ag eq oz estimated at the previous effective dates. Specifically, this reflects a 36% increase in Measured Resources, while Indicated Resources decreased by 39%. The estimate also reported Inferred Mineral Resources of 8,266,229 Ag eq oz, 1,363,328 Ag eq oz and 1,906,123 Ag eq oz for the Guanajuato Mine, San Ignacio Mine and the El Horcon Project, respectively.

MINING OPERATIONS

Consolidated operations

	2015					2014
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes mined[1]	376,400	94,804	96,770	84,979	99,847	331,515	92,782	89,467	79,268	69,998
Tonnes milled	375,332	94,874	93,730	87,476	99,252	335,199	92,574	89,030	80,964	72,631
Custom milling (tonnes)	5,687	1,583	1,346	1,560	1,198	9,058	2,312	1,852	1,929	2,965
Total tonnes milled	381,019	96,457	95,076	89,036	100,450	344,257	94,886	90,882	82,893	75,596
Production
Silver (ounces)	2,386,028	553,189	586,918	648,810	597,111	1,906,645	550,010	565,966	420,001	370,668
Gold (ounces)	21,741	5,637	6,079	5,322	4,703	16,461	4,822	4,200	3,773	3,666
Lead (tonnes)	1,198	278	341	300	279	1,154	285	259	302	308
Zinc (tonnes)	1,850	425	493	491	441	1,675	406	443	395	431
Silver equivalent ounces	4,159,122	1,002,584	1,080,296	1,088,355	987,887	3,187,832	911,048	890,641	718,794	667,349
Payable silver ounces	2,278,194	502,170	545,787	607,898	622,339	1,729,503	534,664	461,249	381,302	352,288
Cost per tonne milled (USD)	$101	$97	$96	$109	$102	$120	$111	$122	$125	$121
Metrics per payable silver ounce
Cash cost (USD)	$7.50	$8.14	$6.50	$6.63	$8.71	$12.78	$12.23	$11.02	$15.03	$13.49
AISC (USD)	$13.76	$15.10	$13.08	$12.54	$14.47	$22.07	$21.46	$19.25	$24.40	$24.18

Ore processed for the year ended December 31, 2015 was 375,332 tonnes, an increase of 12% over the prior year. The increase in throughput is attributable to the continued ramp-up in production at San Ignacio, which contributed 129,252 tonnes of ore in 2015 compared to 54,154 tonnes of ore in 2014 (including development ore processed prior to the start of commercial production in June 2014). This increase was partially offset by a reduction of tonnes processed from the Guanajuato Mine, reflecting the application of higher cut-off grades at Guanajuato and the shift in resources to mining the San Ignacio Mine.

During the fourth quarter 2015, ore processed totaled 94,874 tonnes, a 2% increase compared to the fourth quarter of 2014.

1 Excludes purchased ore.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Metal production for the year ended December 31, 2015 was a record 4,159,121 Ag eq oz, representing a 30% increase over the prior year. The increase in production reflects the above noted increase in throughput and higher ore grades at all operations.

Metal production for the fourth quarter of 2015 was 1,002,584 Ag eq oz, an increase of 10% compared to the fourth quarter in 2014. The increase was mainly achieved through improved grades, as overall throughput increased only 2%. The pursuit of efficiencies and improved grade control, combined with an increase in throughput, enabled the Company to maintain its metal production at levels in excess of one million Ag eq oz for the third consecutive quarter.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

Cash cost was US$7.50 for the year ended December 31, 2015, a 41% decrease compared to US$12.78 for the year ended December 31, 2014. The decrease in cash cost was due to the increase in ore grades at all operations, which contributed to a 32% increase in payable silver ounces and higher by-product credits. In addition, the strengthening of the US dollar compared to the Mexican peso reduced cash operating costs in US dollar terms.

Cash cost was US$8.14 for the fourth quarter of 2015, a 33% decrease compared to US$12.23 for the fourth quarter of 2014. Cash cost decreased due to the strengthening of the US dollar against the Mexican peso, which reduced cash operating costs reported in US dollar terms, further aided by higher by-product credits as gold production increased by 17% during the fourth quarter 2015 compared to prior-year quarter.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to production. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to a time lag between production and sales.

AISC for the year ended December 31, 2015 decreased to US$13.76 from US$22.07 in the year ended December 31, 2014. This 38% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in general and administrative (“G&A”), sustaining exploration, evaluation and development (“EE&D”) and sustaining capital expenditures (all in US dollar terms) on a per payable ounce basis as a result of the increase in payable silver ounces noted above and the strengthening of the US dollar against the Canadian dollar and the Mexican peso.

AISC for the fourth quarter of 2015 decreased to US$15.10 from US$21.46 in the fourth quarter of 2014. This 30% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in G&A, sustaining EE&D and sustaining capital expenditures (all in US dollar terms).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Guanajuato Mine Complex

	2015					2014
GUANAJUATO MINE	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	180,691	39,686	38,854	45,734	56,417	214,363	58,467	57,887	50,766	47,243
Production
Silver (ounces)	1,188,393	235,934	245,845	382,132	324,482	1,067,991	331,884	341,329	216,393	178,385
Gold (ounces)	9,477	1,908	2,061	2,870	2,638	12,480	3,548	3,189	2,775	2,968
Silver equivalent ounces	1,804,450	359,973	379,821	568,714	495,942	1,816,760	544,722	532,659	382,884	356,495
Average ore grades
Silver (g/t)	225	206	217	282	196	171	193	200	148	133
Gold (g/t)	1.76	1.63	1.79	2.08	1.57	1.96	2.02	1.84	1.85	2.14
Metal recoveries
Silver	91.2%	89.7%	90.7%	92.1%	91.2%	90.7%	91.4%	91.9%	86.5%	88.6%
Gold	92.8%	92.0%	92.4%	94.0%	92.5%	92.5%	93.4%	93.2%	91.7%	91.5%
Concentrate grades
Silver (g/t)	11,607	11,027	10,121	12,837	12,048	10,262	11,070	10,862	9,584	8,948
Gold (g/t)	93	89	85	96	98	120	116	101	123	149

	2015					2014
SAN IGNACIO MINE	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	129,252	39,964	38,282	25,397	25,609	53,449	18,372	14,160	12,880	8,037
Production
Silver (ounces)	519,667	158,721	167,239	100,419	93,288	171,018	64,400	50,650	35,294	20,674
Gold (ounces)	11,648	3,588	3,847	2,303	1,910	3,426	1,136	887	873	530
Silver equivalent ounces	1,276,808	391,954	417,298	250,127	217,429	376,643	132,594	103,897	87,705	52,447
Average ore grades
Silver (g/t)	147	145	159	145	134	120	130	131	104	103
Gold (g/t)	3.18	3.15	3.51	3.22	2.68	2.34	2.21	2.26	2.55	2.47
Metal recoveries
Silver	85.3%	85.5%	85.6%	85.1%	84.7%	82.9%	84.0%	84.7%	81.8%	77.6%
Gold	88.2%	88.6%	89.1%	87.5%	86.6%	85.1%	87.1%	86.3%	82.9%	82.9%
Concentrate grades
Silver (g/t)	9,447	8,283	9,053	12,727	9,840	8,449	9,325	7,684	7,414	10,419
Gold (g/t)	212	187	208	292	201	169	165	135	183	267

	2015					2014
GMC (Total)	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	309,944	79,651	77,136	71,131	82,026	267,812	76,839	72,047	63,646	55,280
Production
Silver (ounces)	1,708,061	394,655	413,084	482,551	417,770	1,239,009	396,284	391,979	251,687	199,059
Gold (ounces)	21,126	5,496	5,908	5,173	4,548	15,906	4,684	4,076	3,648	3,498
Silver equivalent ounces	3,081,258	751,927	797,119	818,841	713,371	2,193,403	677,316	636,556	470,589	408,942
Payable silver ounces	1,663,893	349,661	387,860	460,956	465,416	1,117,369	340,851	338,689	235,409	202,420
Average ore grades
Silver (g/t)2	192	175	188	233	177	161	178	186	139	128
Gold (g/t)	2.35	2.39	2.64	2.49	1.92	2.03	2.07	1.92	1.99	2.19
Metal recoveries
Silver	89.2%	87.9%	88.5%	90.5%	89.7%	89.5%	90.1%	90.9%	88.4%	87.3%
Gold	90.2%	89.7%	90.2%	91.0%	89.9%	90.8%	91.8%	91.6%	89.4%	90.1%
Concentrate grades
Silver (g/t)	10,852	9,730	9,660	12,814	11,473	9,967	10,698	10,311	9,206	9,081
Gold (g/t)	134	136	138	137	125	128	126	107	133	160
Cost per tonne milled (USD)	$91	$89	$86	$100	$91	$107	$99	$108	$113	$110
Metrics per payable silver ounce
Cash cost (USD)	$5.77	$6.54	$4.47	$4.88	$7.16	$11.12	$10.05	$9.24	$14.49	$12.13
AISC (USD)	$9.93	$10.53	$9.87	$8.93	$10.51	$18.05	$17.50	$14.64	$20.96	$21.29

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

For the year ended December 31, 2015, the GMC processed 309,944 tonnes of ore, an increase of 16% over the prior year due to the production ramp up of the San Ignacio Mine commissioned in June 2014. San Ignacio contributed 129,252 tonnes (or 42% of GMC tonnes) in 2015 compared to 54,154 tonnes (or 20% of GMC tonnes) in 2014 (including development ore processed prior to the start of commercial production in June 2014). This increase was partially offset by a reduction of tonnes processed from the Guanajuato Mine, reflecting the application of higher cut-off grades and the shift in focus to mining San Ignacio.

The GMC processed 79,651 tonnes in the fourth quarter of 2015, a 4% increase over the fourth quarter of 2014.

Production from San Ignacio accounted for the largest portion of the production from the GMC in the fourth quarter and will continue to do so for the foreseeable future. At the end of the third quarter, production from San Ignacio had reached more than 500 tonnes per day, greater than the 450 tonnes per day originally targeted for the end of 2015. Continued development of the Southern Extension zones resulted in further production growth through the fourth quarter with an average rate of 550 tonnes per day attained.

Metal production for the GMC was 3,081,258 Ag eq oz for 2015, a 40% increase over the prior year. San Ignacio contributed 1,276,808 Ag eq oz of production. Production from the Guanajuato Mine for 2015 was within 1% of the prior year production as improved silver grades and recoveries made up for a 16% decrease in throughput. This was the result of a mine plan which implemented increased cut-off grades to achieve similar production at lower throughput and, thereby, meaningfully reduce cash cost.

Metal production at the GMC totaled 751,927 Ag eq oz for the fourth quarter of 2015, an 11% increase over the fourth quarter of 2014. The San Ignacio Mine contributed production of 391,954 Ag eq oz during the fourth quarter 2015, an increase of 196% compared to the fourth quarter of 2014. This was partly offset by a 34% decrease in Ag eq oz production from the Guanajuato Mine during the fourth quarter of 2015 relative to the comparative period in 2014 as throughput decreased by 32% due to the mine planning measures taken earlier in 2015 to increase cut-off grade.

Cash cost for the GMC for the year ended December 31, 2015 decreased 48% to US$5.77, compared to US$11.12 in the prior year, primarily due to higher average silver and gold ore grades which increased the yield of payable silver ounces and by-product credits, respectively. In addition, the strengthening of the US dollar relative to the Mexican peso reduced cash operating costs in US dollar terms as these are predominantly incurred in Mexican pesos.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

Cash cost for the GMC decreased to US$6.54 in the fourth quarter of 2015, from US$10.05 in the fourth quarter of 2014. This was primarily due to the strengthening of the US dollar relative to the Mexican peso, which reduced cash operating costs in US dollar terms as these are predominantly incurred in Mexican pesos. Cash cost also benefitted from the higher average gold and silver ore grades, which increased by-product credits and payable silver ounces, respectively. These factors were partly offset by higher operating costs in Mexican peso terms.

AISC for the year ended December 31, 2015 decreased to US$9.93 from US$18.05 in the year ended December 31, 2014, primarily due to the above-noted reduction in cash cost. In addition, there was a reduction in sustaining EE&D and sustaining capital expenditures (all in US dollar terms) due to the strengthening of the US dollar relative to the Mexican peso and Canadian dollar, augmented by the positive impact of the increase in payable silver ounces noted above.

AISC for the fourth quarter of 2015 decreased to US$10.53 from US$17.50 in the fourth quarter of 2014. This decrease is primarily a function of the decrease in cash cost as described above.

GMC Development

A total of 11,111 metres of development were completed at the GMC during the year ended December 31, 2015, compared to 7,837 metres of development in 2014. Mine development during the year was focused on San Ignacio with a total of 4,333 metres completed, and additional development also progressed at the Cata, Los Pozos, Santa Margarita and Guanajuatito zones. Development at San Ignacio concentrated on infrastructure work including the preparation of loading bays, pumping stations and developing access levels to stopes.

A total of 2,591 metres of underground development was completed during the fourth quarter of 2015 comprising 1,468 metres of mine development at the Guanajuato Mine and 1,123 metres at the San Ignacio Mine. This compares to 1,922 metres of development at the GMC in the 2014 comparative period. At the Guanajuato Mine, fourth quarter 2015 mine development activities focused on the Guanajuatito, Los Pozos and Cata zones.

The Company’s drill program during 2015 totaled 17,680 metres for the GMC compared to 17,101 metres in 2014. Drilling at the Guanajuato Mine totaled 13,024 metres, and was focused on the Valenciana, Cata and Los Pozos zones. This compares to 13,270 metres of drilling at the Guanajuato Mine in 2014. At San Ignacio, a surface drilling program commenced in mid-October 2015 and total drilling amounted to 4,657 metres for the year. This compares to 3,831 metres of drilling in 2014, the majority of which was underground drilling.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Topia Mine

	2015					2014
TOPIA MINE	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	65,387	15,223	16,594	16,345	17,225	67,387	15,735	16,983	17,318	17,351
Custom milling (tonnes)	5,687	1,583	1,346	1,560	1,198	9,058	2,312	1,852	1,929	2,965
Total tonnes milled	71,074	16,806	17,940	17,905	18,423	76,445	18,047	18,835	19,247	20,316
Production
Silver (ounces)	677,967	158,534	173,834	166,258	179,341	667,636	153,726	173,986	168,314	171,609
Gold (ounces)	614	140	170	149	155	555	138	124	125	168
Lead (tonnes)	1,198	278	341	300	279	1,154	285	259	302	308
Zinc (tonnes)	1,850	425	493	491	441	1,675	406	443	395	431
Silver equivalent ounces	1,077,863	250,657	283,177	269,514	274,515	994,429	233,732	254,085	248,205	258,407
Payable silver ounces	614,301	152,509	157,927	146,942	156,923	612,134	193,813	122,560	145,893	149,868
Average ore grade
Silver (g/t)	356	357	359	350	357	343	338	352	336	344
Gold (g/t)	0.48	0.48	0.54	0.48	0.44	0.45	0.45	0.41	0.40	0.56
Lead (%)	1.94	1.94	2.16	1.95	1.71	1.82	1.93	1.62	1.84	1.90
Zinc (%)	2.99	2.92	3.13	3.17	2.73	2.69	2.76	2.83	2.49	2.70
Metal recoveries
Silver	90.7%	90.7%	90.8%	90.5%	90.8%	89.9%	89.9%	90.5%	89.8%	89.4%
Gold	60.6%	60.4%	59.6%	59.2%	63.5%	56.4%	61.4%	55.3%	56.1%	53.8%
Lead	94.5%	94.4%	94.9%	94.3%	94.5%	94.0%	93.8%	94.4%	94.7%	93.4%
Zinc	94.7%	95.6%	94.9%	94.6%	93.8%	92.3%	93.6%	92.1%	91.6%	91.9%
Concentrate grades
Lead
Silver (g/t)	8,213	7,758	7,433	8,539	9,321	8,974	8,149	10,024	9,083	8,730
Gold (g/t)	6.42	6.12	6.28	6.54	6.79	6.47	6.35	6.29	5.77	7.39
Lead (%)	49.65	46.56	49.60	53.25	49.39	52.47	51.06	50.69	55.05	52.94
Zinc (%)	13.23	14.08	13.39	14.14	11.22	10.34	10.15	12.13	9.46	9.77
Zinc
Silver (g/t)	581	612	536	593	585	575	572	570	601	558
Gold (g/t)	1.33	1.19	1.40	1.28	1.43	1.23	1.26	1.01	1.24	1.42
Lead (%)	0.96	1.05	0.95	0.96	0.89	1.22	1.48	0.86	1.26	1.28
Zinc (%)	51.43	51.07	52.31	51.52	50.72	52.09	50.42	53.76	52.99	51.26
Cost per tonne milled (USD)	$143	$135	$140	$144	$153	$164	$164	$173	$166	$153
Metrics per payable silver ounce
Cash cost (USD)	$12.19	$11.82	$11.50	$12.14	$13.31	$15.81	$16.06	$15.93	$15.89	$15.32
AISC (USD)	$13.21	$12.67	$12.25	$13.77	$14.15	$18.65	$18.60	$19.96	$18.38	$17.90

Mill throughput for Topia for the year ended December 31, 2015 was 65,387 tonnes of ore (excluding tonnes milled for third parties), a decrease of 3% compared to the prior year.

Mill throughput for Topia in the fourth quarter of 2015 was 15,223 tonnes (excluding tonnes milled for third parties), a 3% decrease compared to the fourth quarter of 2014.

Metal production at Topia for the year ended December 31, 2015 was 1,077,863 Ag eq oz, an increase of 8% compared to 2014. The increase is accounted for by the 5% increase in Ag eq grade, augmented by the improved recoveries of both silver (1% increase) and gold (8% increase). These positive factors were partially offset by the 3% decrease in throughput.

Metal production in the fourth quarter of 2015 increased by 7% to 250,657 Ag eq oz compared to the fourth quarter of 2014. This was achieved as a result of higher ore grades and higher silver recoveries.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

Cash cost for the Topia Mine during the year ended December 31, 2015 was US$12.19, a decrease of 23% from US$15.81 for 2014. The decrease in cash cost is primarily driven by the strengthening of the US dollar against the Mexican peso which reduced costs in US dollar terms, augmented by a reduction in actual Mexican peso denominated production costs. This was partly offset by lower by-product credits due to lower metal prices.

Cash cost for the fourth quarter of 2015 decreased to US$11.82 from US$16.06 per Ag eq oz in the fourth quarter of 2014. The decrease in cash cost is primarily driven by a reduction in Mexican peso denominated direct costs, aided by the strengthening of the US dollar against the Mexican peso which further reduced costs in US dollar terms. The fourth quarter cash cost metrics for Topia also benefitted from a reduction in offsite smelting and refining charges. These positive factors were partly offset by the impact of a 21% reduction in payable silver ounces, as well as lower by-product credits associated with declining commodity prices.

AISC for the year ended December 31, 2015 decreased to US$13.21 from US$18.65 in the year ended December 31, 2014 primarily due to the decrease in cash cost, as well as reductions in mine development and sustaining capital expenditures.

AISC for the fourth quarter of 2015 decreased to US$12.67 from US$18.60 in the fourth quarter of 2014 primarily due to the decrease in cash cost, as well as reductions in mine development and sustaining capital expenditures.

Topia Development

For the year ended December 31, 2015, underground development totaled 8,833 metres, compared to 10,004 metres in 2014, the majority of which was carried out at the Argentina, 15-22, La Prieta and El Rosario mines.

Underground development for the fourth quarter was 2,199 metres, compared to 2,745 metres in the 2014 comparative period, and focused on the same mines as noted above.

There was no drilling at Topia during the year ended December 31, 2015, compared to 1,903 metres in 2014. The Company did not undertake exploration drilling at Topia in 2015 as the mine has sufficient mineral resouces to support an 11 year mine life at current production levels.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

EXPLORATION UPDATE

The GMC

During 2015, exploration at the San Ignacio Mine consisted of underground drilling to better define the Mineral Resource in the Intermediate and Melladito zones, and a surface drill program to define Mineral Resource in the Melladito, Melladito Splay, Melladito 2 and Melladito 3 zones.

On February 22, 2016, the Company provided an update to the Mineral Resource at the GMC, with effective dates of July 31, 2015 for the Guanajuato Mine and El Horcon and December 31, 2015 for the San Ignacio Mine, respectively. The previous Mineral Resource estimates had effective dates of July 31, 2014 and December 15, 2014, respectively. The Company successfully replaced the Measured and Indicated (“M&I) Mineral Resources that had been mined since the effective dates of the previous Mineral Resource estimate.

Effective December 31, 2015, the San Ignacio Mine contained estimated M&I Mineral Resources of 360,352 tonnes above a US$74/tonne cut-off, at an average grade of 145g/t silver and 3.20g/t gold, for a total of 4,301,214 Ag eq oz. This includes Measured Mineral Resources of 249,810 tonnes at an average grade of 151g/t silver and 3.39g/t gold, for a total of 3,130,365 Ag eq oz and Indicated Mineral Resources of 110,542 tonnes at an average grade of 133g/t silver and 2.79g/t gold, for a total of 1,170,848 Ag eq oz. In addition, estimated Inferred Mineral Resources consisted of 770,950 tonnes at an average grade of 138g/t silver and 2.76g/t gold, for 8,266,229 Ag eq oz.

Effective July 31, 2015, it was estimated that the Guanajuato Mine contained estimated M&I Mineral Resources of 149,716 tonnes above a US$74/tonne cut-off, at an average grade of 269g/t silver and 1.50g/t gold, for a total of 1,808,003 Ag eq oz. This included Measured Mineral Resources of 90,365 tonnes at an average grade of 285g/t silver and 1.81g/t gold, for a total of 1,200,576 Ag eq oz, and Indicated Mineral Resources of 59,352 tonnes at an average grade of 245g/t silver and 1.04g/t gold, for a total of 607,427 Ag eq oz. In addition, estimated Inferred Mineral Resources were 135,571 tonnes at an average grade of 151g/t silver and 2.30g/t gold, for 1,363,328 Ag eq oz. Drilling during 2016 will focus on increasing the resource base at the GMC with 6,000 metres of underground drilling planned at the Guanajuato Mine.

GDLR Project

The GDLR Project surface drill program commenced in mid-August, subsequent to the conclusion of community agreements. Surface drilling was completed in early December 2015 with a total of 5,514 metres drilled in 41 holes. The objectives of the drill program were to test the continuity of the mineralized structures and associated gold-silver mineralization with in-fill holes, and to expand the mineralized zones with selected step-outs. The 2015 program did not yield the results the Company had anticipated to warrant additional exploration and, after an extensive review, the Company concluded that the GDLR Project did not meet the criteria for its current growth strategy. The Company elected to terminate the GDLR Option Agreement on February 24, 2016.

Coricancha Mine Complex

At Coricancha, underground drilling started in mid-October from a formerly established drill station near the Wellington vein. By adding a second underground drill, the Company was also able to test the Colquipallana and Constancia veins. In total, 13 holes and 2,324 metres were completed by December 31, 2015. No surface drilling was conducted in 2015. Underground drilling is continuing in 2016 and the results are being used to update the mineral resource estimate for the property. The Company is also conducting engineering and environmental evaluations.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

El Horcón Project

On July 28, 2015, the Company fully secured mineral property titles for all of its 7,909 hectares related to the El Horcón Project. Three of the Company’s mineral property title claims were previously cancelled due to an administrative oversight on the part of the government agency, which manages mineral property titles in Mexico. The Company did not undertake any significant exploration or evaluation work on the El Horcon project in 2015 and has not planned any work for 2016 as it is focusing its resources on the Coricancha project.

It was estimated as at July 31, 2015, that the El Horcon project contained an Inferred Mineral Resource of 1,906,123 Ag eq oz, consisting of 128,732 tonnes above a US$110/tonne cut off, grading 3.64g/t Au, 82g/t Ag, 2.97% Pb, and 4.11% zinc for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins.

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results which have been prepared in accordance with IFRS except as noted:

(in thousands, except per share amounts)	FY 2015	FY 2014	FY 2013
Revenue	$73,374	$54,390	$53,954
Cost of sales before non-cash items[1]	49,338	43,615	39,822
Mine operating earnings (loss)	5,699	(6,161)	640
Net loss for the year	(9,341)	(33,013)	(12,729)
Basic and diluted loss per share	(0.07)	(0.24)	(0.09)
Adjusted EBITDA[1]	9,317	255	5,163

	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Cash and cash equivalents	17,860	17,968	21,760
Total assets	67,285	71,978	100,119
Total non-current liabilities	8,760	7,643	4,772
Working capital	$33,252	$32,907	$38,223

Revenue in 2015 increased 35% compared with 2014, primarily due to a 42% increase in Ag eq oz sold and a 16% appreciation of the US dollar against the Canadian dollar, which had the effect of increasing revenue reported in Canadian dollars. These factors were offset by the impact of lower metal prices (average realized silver and gold prices declined from US$18.28/oz and US$1,245, respectively, in 2014 to US$15.11 and US$1,110, respectively, in 2015). Revenue in 2014 increased compared with 2013 due to a 4% increase in Ag eq oz sold despite decreases in the average realized silver price (US$18.28 per ounce compared to US$22.89 per ounce) and average realized gold price (US$1,245 per ounce compared to US$1,360 per ounce).

Total assets at December 31, 2015 decreased by $4.7 million from those at December 31, 2014. The reduction is primarily due to a $17.8 million increase in accumulated amortization and depletion, which was partially offset by a $9.3 million increase in property, plant and equipment, the $2.3 million increase in exploration & evaluation assets associated with the acquisition of the Coricancha option, and a $1.6 million increase in current assets. Total assets at December 31, 2014 decreased $28.1 million from those at December 31, 2013 due mainly to an $11.7 million non-cash pre-tax impairment charge in respect of the Company’s operating mines as well as $16.9 million in amortization and depletion.

1 The Company has included non-IFRS performance measures such as cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

The Company recorded a net loss of $9.3 million in 2015 compared to a net loss of $33.0 million in 2014. The 2015 net loss reflected a $3.0 million impairment charge against the Company’s exploration & evaluation assets, whereas an $11.7 million impairment was recorded in 2014 against the Company’s mineral properties, plant and equipment attributed to a decline in silver and gold prices and lower forecast expectations for future metal prices. In addition, the decrease in net loss for 2015 reflected a $11.9 million improvement in mine operating earnings, the benefit of a $5.4 million fluctuation in foreign exchange gains and losses, and a $2.1 million reduction in income tax expense. These factors were partly offset by a $3.7 million increase in EE&D expenses and a $0.8 million increase in G&A expenses. The Company recorded a net loss of $33.0 million in 2014 compared to a net loss of $12.7 million in 2013. The net loss in 2014 increased compared to that of 2013 as a result of a decrease in mine operating earnings of $6.8 million due to lower metal prices despite increased Ag eq oz, a $6.8 million increase in finance and other expense as a result of a $6.0 million fluctuation in foreign exchange gains and losses year over year and $0.7 million of expenses and losses associated with the illegal occupation of the Guanajuato Mine during the first quarter of 2014, a $2.2 million increase in EE&D expenditures due to San Ignacio development work, and a $5.6 million increase in income tax expense.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, mine operating earnings before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenue	$17,152	$16,788	$19,183	$20,250	$14,244	$12,801	$14,465	$12,880
Cost of sales before non-cash items[1]	12,245	11,025	12,470	13,598	12,085	9,883	12,038	9,609
Mine operating earnings before non-cash items[1]	4,907	5,763	6,713	6,652	2,159	2,918	2,427	3,271
Mine operating earnings (loss)	3,226	281	1,668	524	(2,693)	(1,521)	(1,529)	(418)
Net income (loss) for the period	(4,860)	(3,348)	(4,722)	3,588	(26,948)	(970)	(4,492)	(602)
Basic and diluted earnings (loss) per share	(0.03)	(0.02)	(0.03)	0.03	(0.19)	(0.01)	(0.03)	(0.00)
Adjusted EBITDA[1]	(557)	2,155	4,205	3,688	(681)	1,267	213	(545)

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year; therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

During the fourth quarter of 2015, revenue increased 2% from the preceding quarter, primarily due to the strengthening of the US dollar relative to the Company’s reporting currency (Canadian dollar). The Company’s reported cost of sales benefitted from a reduction of $3.8 million in amortization compared to the preceding quarter, due to the Guanajuato Mine being fully amortized in September 2015. As a result of the foregoing, the Company posted a mine operating earnings of $3.2 million. The strengthening of the US dollar relative to the Mexican peso and Canadian dollar further benefitted the Company as it recorded foreign exchange gains of $1.4 million. EE&D expenditures increased significantly during the quarter, primarily related to exploration work at the GDLR Project and Coricancha, as well as an increase in mine development costs associated with both San Ignacio and the Guanajuato Mine. The fourth quarter of 2015 was the first full quarter in which the Company expensed mine development costs associated with the Guanajuato Mine, whereas the Company previously capitalized and amortized these costs.

[1]	The Company has included non-IFRS performance measures such as cost of sales before non-cash items, mine operating earnings before non-cash items, and Adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

The third quarter of 2015 saw continued declines in metal prices, contributing to a 12% decline in the Company’s revenues relative to the second quarter of 2015. Despite the declines in revenue, the Company realized a mine operating earnings of $0.3 million as cost of sales was reduced due to higher metal grades and the depreciation of the Mexican peso, which reduced cash cost per payable silver ounce. The strengthening of the US dollar relative to the Mexican peso and Canadian dollar further benefitted the Company as it recorded foreign exchange gains of $0.6 million. EE&D expenditures increased significantly during the quarter as exploration work commenced at the GDLR Project and Coricancha and mine development costs increased. In September 2015, the Company commenced expensing mine development cost associated with the Guanajuato Mine, having previously capitalized such costs, and mine development expenditures for San Ignacio increased significantly compared to the preceding quarter.

During the second quarter of 2015, revenue decreased 5% from the preceding quarter, mainly due to declines in commodity prices. The second quarter of 2015 was notable for the increased grades and metal recoveries achieved at the GMC which, along with the impact of mining and processing fewer tonnes, resulted in the second consecutive quarter of mine operating earnings improvement. The improvement in mine operating earnings was more than offset by foreign exchange losses recognized on US-denominated intercompany debt as the US dollar strengthened against the Mexican peso, resulting in a $4.7 million net loss for the quarter.

The first quarter of 2015 was marked by increased production and the depreciation of the Canadian dollar against the US dollar which, along with increased production and metal sales, contributed to the increase in revenue reported. These were also the primary factors in the 209% increase in mine operating earnings before non-cash items compared to the fourth quarter of 2014. In addition to the increases in revenue and mine operating earnings discussed above, significant foreign exchange gains recognized by the Company’s subsidiaries on intercompany debt and net working capital contributed to a large increase in net income.

In the fourth quarter of 2014, revenue increased by 11% mainly due to the 12% increase in Ag eq oz sales, which offset lower realized metal prices. Net loss increased primarily due to an $11.7 million non-cash pre-tax impairment charge, $4.6 million in income tax expense compared to an income tax recovery of $0.3 million in the previous quarter, the realization of a $4.4 million foreign exchange loss in the quarter compared to a foreign exchange gain of $2.1 million in the previous quarter, a $1.2 million increase in mine operating loss, a $0.6 million increase in G&A expenditures and a $0.2 million increase in EE&D expenditures.

In the third quarter of 2014, revenue decreased by 12% mainly due to a 5% decrease in the average realized silver price. Net loss decreased primarily due to the realization of a $2.1 million foreign exchange gain in the quarter compared to a $2.8 million foreign exchange loss in the previous quarter. A decrease in G&A expenses of $0.4 million and the receipt of $0.5 million in insurance proceeds included in finance and other income also contributed to the decrease in net loss. These impacts were partially offset by a $0.3 million increase in EE&D expenses and a $1.9 million reduction in income tax recovery.

In the second quarter of 2014, revenue increased due to an 18% increase in Ag eq oz metal sales. However, mine operating loss increased $1.1 million due to higher cost of sales. Net loss increased significantly as the Company realized a $2.8 million foreign exchange loss in the second quarter of 2014, compared to a $3.8 million gain in the prior quarter. The fluctuation was due primarily to the strengthening of the Canadian dollar against the Mexican peso. These impacts were partially offset by a $1.1 million decrease in G&A and EE&D expenses and costs associated with the illegal occupation of the Cata plant and administration facilities incurred in the first quarter of 2014 which did not recur in the second quarter.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

In the first quarter of 2014, revenue decreased due to the decrease in metal production and lower metal prices. Net loss decreased significantly in the first quarter of 2014 as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge. Net loss for the first quarter of 2014 reflected a $1.9 million decrease in mine operating earnings due to lower sales volume as a result of lower metal production and lower metal prices, $1.2 million of San Ignacio development expenditures, and $0.7 million in costs associated with the illegal occupation of the Cata plant and administration facilities in March.

RESULTS OF OPERATIONS

Year ended December 31, 2015

Sales quantities by metal for the years ended December 31, 2015 and 2014 are as follows:

	FY 2015			FY 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	1,663,893	614,302	2,278,195	1,116,767	612,134	1,728,901
Gold (ounces)	20,041	373	20,414	13,871	350	14,221
Lead (tonnes)	-	1,083	1,083	-	1,047	1,047
Zinc (tonnes)	-	1,279	1,279	-	1,231	1,231
Silver equivalent ounce sales	2,966,642	917,000	3,883,642	1,949,020	783,332	2,732,352

Revenue related to contained metals in concentrates for the years ended December 31, 2015 and 2014 are as follows:

(in CAD thousands)	FY 2015			FY 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$32,836	$12,244	$45,080	$22,327	$12,534	$34,861
Gold revenue	29,112	560	29,672	19,058	493	19,551
Lead revenue	-	2,531	2,531	-	2,383	2,383
Zinc revenue	-	3,173	3,173	-	2,954	2,954
Ore processing revenue and other	-	579	579	-	645	645
Smelting and refining charges	(4,226)	(3,435)	(7,661)	(2,941)	(3,063)	(6,004)
Total revenue	$57,722	$15,652	$73,374	$38,444	$15,946	$54,390

The Company’s average realized metal prices and the average Canadian dollar exchange rates relative to the US dollar and the Mexican peso for the years ended December 31, 2015 and 2014 are as follows:

	FY 2015	FY 2014	% Change
Silver (USD/oz)	$15.11	$18.28	-17%
Gold (USD/oz)	$1,110	$1,245	-11%
Lead (USD/lb)	$0.81	$0.93	-13%
Zinc (USD/lb)	$0.86	$0.99	-13%
USD/CAD	0.782	0.905	-14%
MXP/CAD	12.40	12.00	3%

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

For the year ended December 31, 2015, the Company earned revenues of $73.4 million, compared to $54.4 million for 2014. The increase in revenue is attributed to a 42% increase in sales volume on a silver equivalent ounce basis and a 16% appreciation of the US dollar against the Canadian dollar, which accounted for an approximate $25.0 million and $11.4 million increase in revenue, respectively. These factors were partly offset by the impact of 17% and 11% decreases in average realized silver and gold prices, respectively, which accounted for an approximate US$15.5 million negative impact on revenue.

Revenue, Cost of Sales and Mine operating earnings (in CAD thousands)	FY 2015	FY 2014	% Change
Revenue	$73,374	$54,390	35%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	49,338	43,615	13%
Amortization and depletion	17,963	16,570	8%
Share-based compensation	374	366	2%
Total cost of sales	67,675	60,551	12%
Mine operating earnings (loss)	$5,699	$(6,161)	193%
Mine operating earnings (loss) (% of revenue)	8%	-11%
Add:
Amortization and depletion	17,963	16,570	8%
Share-based compensation	374	366	2%
Mine operating earnings before non-cash items[1]	$24,036	$10,775	123%
Mine operating earnings before non-cash items (% of revenue)	33%	20%

Cost of sales before non-cash items increased 13% to $49.3 million for the year ended December 31, 2015, compared to $43.6 million in 2014. The increase in cost of sales was driven by the increase in unit metal sales, but was much less than the 42% increase in Ag eq oz sold due to much lower unit production costs as average ore grades improved significantly compared to 2014.

Mine operating earnings before non-cash items for 2015 amounted to $24.0 million, an increase of $13.3 million when compared to 2014 results. This increase was primarily a result of the increase in revenue, combined with the above noted decrease in unit production costs.

Amortization and depletion increased 8% due to a reduction in the Guanajuato Mine mineral resource estimate which had the effect of accelerating amortization charges during the eight months ending August 2015, after which the Company ceased capitalizing development expenditures associated with the Guanajuato Mine.

For the year ended December 31, 2015, mine operating earnings was $5.7 million compared to a $6.2 million mine operating loss in 2014. The improvement in mine operating earnings was due to the increase in revenue coupled with a lesser increase in cost of sales, offset by a $1.4 million increase in amortization and depletion expense.

[1]	The Company has included non-IFRS performance measures such as cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

(in CAD thousands)	FY 2015	FY 2014	% Change
General & administrative (G&A) expenses	$7,938	$7,090	12%
Exploration & evaluation, and development (EE&D) expenses	$8,328	$4,590	81%
Impairment charges	$3,006	$11,743	-74%
Finance and other (income) expense	$(4,227)	$1,354	412%
Income tax expense (recovery)	$(5)	$2,075	100%
Net loss for the year	$(9,341)	$(33,013)	-72%

G&A expenses increased $0.8 million, which primarily reflects a $0.5 million increase in variable compensation reflecting stronger 2015 operating results and a $0.3 million increase in share-based compensation cost associated with the granting of stock options in 2015.

EE&D expenses increased $3.7 million primarily due to $2.7 million in exploration expenses associated with the Coricancha and GDLR projects. In addition, there was a $0.8 million increase in mine development costs associated with the GMC, as the Company ceased capitalizing development expenditures associated with the Guanajuato Mine in September 2015. Mine development costs includes $0.4 million of non-cash expense associated with the change in estimate of the reclamation and rehabilitation provision during the year ended December 31, 2015.

A pre-tax impairment charge of $3.0 million was recorded in 2015, in connection with the Company’s decision on February 24, 2016 to terminate the GDLR option agreement. A pre-tax impairment charge of $11.7 million was recorded in 2014 against the Company’s mineral properties, plant and equipment attributed to a decline in silver and gold prices and lower forecast expectations for future metal prices, as well as a reduction in Measured, Indicated and Inferred Mineral Resources at Guanajuato Mine.

Finance and other income was $4.2 million for the year ended December 31, 2015, compared to finance and other expense of $1.4 million in 2014. Fluctuations in foreign exchange gains and losses account for most of the variance ($5.4 million) year over year. Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company funds its Mexican subsidiaries through Canadian and US dollar loans and a significant portion of the Company’s working capital is denominated in US dollars. As a result, fluctuations between the US dollar and Mexican peso and the Canadian dollar can cause significant unrealized foreign exchange gains and losses associated with the working capital and loan balances. These unrealized gains and losses are recognized in the consolidated net income of the Company. During 2015, the Mexican peso and the Canadian dollar weakened 15% and 17%, respectively, compared to the US dollar. This resulted in net foreign exchange gains, whereas during 2014 the Company recorded net foreign exchange losses.

Net income tax recovery was $5,000 during the 2015 year compared to a $2.1 million income tax expense in the comparative period. The net recovery reported during 2015 relates predominantly to a decrease in taxable temporary differences associated with special mining duties which arise mainly from the carrying value of the Company’s mineral properties, plant and equipment used in its Mexican operations. The net expense realized during 2014 relates to valuation allowances taken against tax losses and other deductible temporary differences as management had reassessed the ability and timeframe to realize the benefit of such tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

Net loss for the year ended December 31, 2015 was $9.3 million, compared to a net loss of $33.0 million for 2014. The decrease in net loss primarily reflects an $11.9 million improvement in mine operating earnings, a $5.4 million favorable fluctuation in foreign exchange gains and losses and a $2.1 million reduction in income tax expense contributed to the reduction in net loss. In addition, the net loss in 2015 reflects a $3.0 million pre-tax impairment charge, whereas the net loss in 2014 included an $11.7 million pre-tax impairment charge. These factors were partly offset by a $3.7 million increase in EE&D and a $0.8 million increase in G&A.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

Adjusted EBITDA was $9.3 million for 2015, compared to adjusted EBITDA of $0.3 million for 2014. The increase in adjusted EBITDA is primarily attributed to the $13.3 million in increased mine operating earnings before non-cash items, partly offset by the $3.7 million increase in EE&D expenses.

Three months ended December 31, 2015

Sales quantities by metal for the quarters ended December 31, 2015 and 2014 were as follows:

	Q4 2015			Q4 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	349,661	152,509	502,170	336,726	194,797	531,523
Gold (ounces)	5,314	95	5,409	3,437	122	3,559
Lead (tonnes)	-	271	271	-	332	332
Zinc (tonnes)	-	307	307	-	397	397
Silver equivalent ounces	695,071	226,639	921,710	542,945	250,902	793,847

Revenue related to contained metals in concentrates for the quarters ended December 31, 2015 and 2014 were as follows:

(in CAD thousands)	Q4 2015			Q4 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$6,823	$2,921	$9,744	$5,914	$3,608	$9,522
Gold revenue	7,779	136	7,915	4,636	167	4,803
Lead revenue	-	638	638	-	721	721
Zinc revenue	-	663	663	-	988	988
Ore processing revenue and other	-	168	168	-	125	125
Smelting and refining charges	(1,096)	(880)	(1,976)	(889)	(1,026)	(1,915)
Total revenue	$13,506	$3,646	$17,152	$9,661	$4,583	$14,244

The Company’s average realized metal prices and the average Canadian dollar exchange rates relative to the US dollar and the Mexican peso for the quarters ended December 31, 2015 and 2014 were as follows:

	Q4 2015	Q4 2014	% Change
Silver (USD/oz)	$13.57	$15.78	-14%
Gold (USD/oz)	$991	$1,188	-17%
Lead (USD/lb)	$0.81	$0.87	-7%
Zinc (USD/lb)	$0.74	$1.00	-26%
USD/CAD	0.749	0.880	-15%
MXP/CAD	12.56	12.21	3%

For the fourth quarter of 2015, the Company earned revenue of $17.2 million, compared to $14.2 million for the fourth quarter of 2014. The increase in revenue is partly a function of a 16% increase in metal sales volume as a result of an increase in metal production which accounted for an approximate $2.6 million increase in revenue. In addition, a 17% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars by approximately $2.6 million. These factors more than offset the impact of 14% and 17% decreases in average realized silver and gold prices, respectively (as expressed in US dollars), which accounted for an approximate US$2.0 million negative impact on revenue.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

Compared to the third quarter of 2015, revenue increased by $0.4 million primarily due to the appreciation of the US dollar against the Canadian dollar with the effect of increasing revenue reported in Canadian dollars. This more than offset the 8% decrease in payable silver ounces, and the 3% decrease in average realized silver prices in US dollar terms.

Revenue, Cost of Sales and Mine operating earnings (in CAD thousands)	Q4 2015	Q4 2014	% Change	Q3 2015	% Change
Revenue	$17,152	$14,244	20%	$16,788	2%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	12,245	12,085	1%	11,025	11%
Amortization and depletion	1,555	4,729	-67%	5,397	-71%
Share-based compensation	126	124	2%	85	48%
Total cost of sales	$13,926	$16,938	-18%	$16,507	-16%
Mine operating earnings (loss)	$3,226	$(2,694)	220%	$281	1,048%
Mine operating earnings (loss) (% of revenue)	19%	-19%		2%
Add:
Amortization and depletion	$1,555	$4,729	-67%	$5,397	-71%
Share-based compensation	126	124	2%	85	48%
Mine operating earnings before non-cash items[1]	$4,907	$2,159	127%	$5,763	-15%
Mine operating earnings before non-cash items (% of revenue)	29%	15%		34%

Cost of sales before non-cash items increased 1% for the fourth quarter of 2015 compared to the fourth quarter of 2014. While metal sales increased 16% on a Ag eq oz basis, cost of sales increased by a substantially lower margin as a result of significantly lower unit costs due to higher ore grades which enabled the production of considerably more metal ounces per tonne of ore mined and processed.

Compared to the third quarter of 2015, cost of sales before non-cash items increased 11% due to higher unit production costs, correlating with the increase in cash cost from the third to the fourth quarters of 2015.

Mine operating earnings before non-cash items increased by $2.7 million in the fourth quarter of 2015 compared to the fourth quarter of 2014, as a result of the $2.9 million increase in revenues, which was offset by the $0.2 million increase in cost of sales before non-cash items. The proportionately higher increase in revenue is attributable to the impact of the US dollar strengthening against the Canadian dollar, as well as the 16% increase in silver equivalent ounces sold, all at a significantly lower unit cash cost.

Mine operating earnings before non-cash items decreased by $0.9 million in the fourth quarter of 2015 compared to the third quarter of 2015. This was primarily due to the $1.2 million increase in cost of sales before non-cash items. This was partly offset by a $0.3 million increase in revenue due to the strengthening of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars.

[1]	The Company has included non-IFRS performance measures such as cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales decreased to $1.6 million in the fourth quarter of 2015 from $4.7 million in the fourth quarter of 2014. This was due to the Guanajuato Mine being fully depreciated as at the end of the third quarter of 2015. The Company also made the decision to cease capitalizing development expenditures related to the Guanajuato Mine.

(in CAD thousands)	Q4 2015	Q4 2014	% Change	Q3 2015	% Change
General & administrative (G&A) expenses	$2,225	$2,063	8%	$1,713	30%
Exploration & evaluation, and development (EE&D) expenses	$4,193	$1,574	166%	$2,122	98%
Impairment charge	$3,006	$11,743	-74%	$-	0%
Finance and other expense ( income)	$(1,373)	$4,310	132%	$(508)	170%
Income tax expense	$35	$4,566	99%	$302	88%
Net loss for the period	$(4,860)	$(26,947)	82%	$(3,348)	45%

G&A expenses for the fourth quarter of 2015 increased by 8% compared to the same period in 2014 due to an increase in variable compensation recognized during the fourth quarter of 2015 reflecting stronger 2015 operating results.

Compared to the third quarter of 2015, G&A expenses increased due to higher share-based compensation cost associated with the granting of stock options in December 2015 and an increase in variable compensation reflecting stronger 2015 operating results.

EE&D expenses increased 166% in the fourth quarter of 2015 compared to the same period in 2014. The increase is primarily due to the exploration programs carried out on the Coricancha and GDLR projects in the amount of $1.2 million and $0.7 million, respectively, during the fourth quarter of 2015. As the options on these projects were acquired in 2015, there were no comparable expenditures in 2014. In addition, there was a $0.8 million increase in development costs associated with the GMC in the fourth quarter of 2015 compared to the same period in 2014.

EE&D expenses increased by $2.1 million, or 98%, compared to the third quarter of 2015, primarily due to the above noted exploration programs at Coricancha and the GDLR Project. In addition, there was a $1.0 million increase in mine development costs, as the Company commenced expensing the Guanajuato Mine development costs to EE&D expenses at the end of the third quarter of 2015 as the previously-defined NI43-101-compliant Measured and Indicated Resource was mined and depleted.

The $3.0 million pre-tax impairment charge for 2015 noted above was fully recorded in the fourth quarter. The pre-tax impairment charge of $11.7 million for 2014 was also recorded in the fourth quarter that year.

Finance and other income amounted to $1.4 million for the fourth quarter of 2015, compared to finance and other expense of $4.3 million for the same period in 2014. The change is primarily associated with a $5.8 million increase in foreign currency gains recognized in the fourth quarter of 2015, compared to the same period in 2014. Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through US and Canadian dollar loans, while a significant portion of the Company’s working capital is denominated in US dollars. As a result, fluctuations between the US dollar and Mexican peso and the Canadian dollar can cause significant unrealized foreign exchange gains and losses associated with the working capital and loan balances in the records of Great Panther and its Mexican subsidiaries. These unrealized gains and losses are recognized in the consolidated net income of the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

The $1.4 million in finance and other income in the fourth quarter of 2015 compares to $0.5 million in finance and other income in the third quarter of 2015. The change is primarily associated with a $1.4 million foreign currency gain recognized in the fourth quarter of 2015, compared to a $0.6 million foreign currency gain in the third quarter of 2015. Please refer to the preceding paragraph for the nature of these foreign exchange gains and losses.

The Company recorded a net income tax expense of $35,000 during the fourth quarter of 2015, $22,000 of which relates to current income tax recognized in one of the Company’s subsidiaries. The net income tax expense in the fourth quarter of 2014 amounted to $4.6 million, the majority of which related to valuation allowances taken against tax losses, as well as accruals for Mexican withholding taxes. The valuation allowances taken in the fourth quarter of 2014 relates to management’s reassessment of the ability and timeframe to realize the benefit of tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

The net income tax expense for the fourth quarter of 2015 compares to a $0.3 million income tax expense in the third quarter of 2015. The change is primarily the result of deferred tax assets recognized in some of the Company’s Mexican subsidiaries during the fourth quarter of 2015.

Net loss for the fourth quarter of 2015 was $4.9 million, compared to a net loss of $26.9 million for the same period in 2014. The decrease in net loss is primarily attributable to an $11.7 million pre-tax non-cash impairment charge recorded in the fourth quarter of 2014, whereas the impairment charge recorded in 2015 amounted to $3.0 million. Other factors, which decreased net loss, are the $5.9 million improvement in mine operating earnings, the $5.8 million increase in foreign exchange gains, as well as the $4.5 million decrease in income tax expense. These factors were partly offset by the $2.6 million increase in exploration expenditures attributed to the Company’s new projects, the expensing of certain development expenditures.

The result of the fourth quarter of 2015 improved from the third quarter of 2015 net loss of $3.3 million, primary due to the $2.9 million increase in mine operating earnings. The Company also recorded a foreign exchange gain that was $0.8 million higher than the foreign exchange gains reported for the third quarter of 2015. This was partly offset by the $2.1 million of higher EE&D expenses, as the Company increased exploration activities on its Coricancha and GDLR projects.

Adjusted EBITDA was negative $0.6 million for the fourth quarter of 2015, compared to negative $0.7 million for the same period in 2014. The improvement in adjusted EBITDA reflects the $2.7 million increase in mine operating earnings before non-cash items, partly offset by the $2.6 million in higher EE&D expenses reported in the fourth quarter of 2015.

Adjusted EBITDA decreased from $2.2 million in the third quarter of 2015, primarily due to the $1.5 million increase in EE&D expenses (excluding the impact of changes in reclamation estimates recorded in EE&D), the $0.9 million decrease in mine operating earnings before non-cash items, and the higher G&A expenses reported during the fourth quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

OUTLOOK

Production and cash cost guidance	FY 2016 Guidance Range	FY 2015 Actuals
Total silver equivalent ounces[1]	4,000,000 – 4,200,000	4,159,121
Cash cost (USD)[2]	$5.00 – $7.00	$7.50
AISC (USD)[2]	$13.00 – $15.00	$13.76
Exploration drilling – operating mines (metres)	11,000	17,680

Given the significant increase in production in 2015 and the continued low metal price environment, the Company will primarily focus on operational efficiencies and strong grade control in 2016 and build on the successful achievements in these areas in 2015. In addition, the significant growth in 2015 has brought production levels close to plant capacity at the GMC. As such, consolidated production for 2016 is anticipated to be in the range of 4.0 - 4.2 million Ag eq oz (using a 70:1 silver:gold ratio), similar to that in 2015.

Although overall production at the GMC is planned to remain at similar levels to 2015, San Ignacio is expected to account for a larger proportion of the throughput. Topia is also expected to produce at similar levels as in 2015.

Consolidated cash cost is anticipated to be in the range of US$5.00 - 7.00, while AISC is projected to be US$13.00 - 15.00.

Drilling in 2016 will focus on increasing the resource base at the GMC with 6,000 metres of underground drilling planned at the Guanajuato Mine, and 2,500 metres of underground drilling and 2,500 metres of surface drilling planned at San Ignacio. At the Guanajuato Mine, the focus of exploration in 2016 will be at the Los Pozos, Guanajuatito, and Valenciana zones. A compilation of the historical workings is being undertaken with a focus on parallel and sigmoidal veins with mineralization of economic significance. This will include the Rayas, upper Cata, Los Pozos, Valenciana and Guanajuatito zones. At San Ignacio, plans for 2016 include the continuation of surface exploration south from the present mineral resource to the historic mining area of San Pedro. Underground drilling will focus on converting Inferred Mineral Resources to the Measured and Indicated categories.

An additional 4,000 metres are planned at Coricancha in order to better define and test the extension of several high grade zones. This information will be used for an updated resource model and internal economic evaluation of the mine.

1 For 2016 guidance, Aq eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the US dollar price of silver ounces to the US dollar price for both lead and zinc pounds. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.

2 Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

The Company provides the following guidance for capital expenditures and EE&D expenses.

Capital expenditures and EE&D expense guidance (in CAD millions)	FY 2016 Guidance	FY 2015 Actuals
Capital expenditures – buildings, plant & equipment	$3.5 – 5.0	$3.2
Capitalized development costs – operating mines	$0.5	$3.2
Exploration, evaluation and development expense – operating mines	$7.0 – 8.0	$4.6
Exploration and evaluation expense – Coricancha	$1.0 – 3.0	$2.7

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is reported in US dollars and calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the years ended December 31, 2015 and 2014:

(in USD thousands, except where noted otherwise)	GMC		Topia		Consolidated
	FY 2015	FY 2014	FY 2015	FY 2014	FY 2015	FY 2014
Production costs (sales basis) (CAD thousands)	$36,406	$29,825	$2,905	$13,790	$49,311	$43,615
Production costs converted to USD (sales basis)	28,608	26,991	10,101	12,454	38,709	39,445
Change in concentrate inventory	(314)	1,636	81	65	(233)	1,701
Production costs (production basis)	$28,294	$28,627	$10,182	$12,519	$38,476	$41,146
Tonnes milled, including custom milling	309,944	267,812	71,074	76,445	381,018	344,257
Cost per tonne milled (USD)	$91	$107	$143	$164	$101	$120

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended December 31, 2015 and 2014:

(in USD thousands, except where noted otherwise)	GMC		Topia		Consolidated
	Q4 2015	Q4 2014	Q4 2015	Q4 2014	Q4 2015	Q4 2014
Production costs (sales basis) (CAD thousands)	$9,078	$7,641	$3,141	$4,444	$12,219	$12,085
Production costs converted to USD (sales basis)	6,805	6,749	2,348	3,921	9,153	10,670
Change in concentrate inventory	309	826	(76)	(956)	233	(130)
Production costs (production basis)	$7,114	$7,575	$2,272	$2,965	$9,386	$10,540
Tonnes milled, including custom milling	79,651	76,839	16,806	18,047	96,457	94,886
Cost per tonne milled (USD)	$89	$99	$135	$164	$97	$111

Cash cost per silver payable ounce

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

The following table reconciles cash cost to production costs for the years ended December 31, 2015 and 2014:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	FY 2015	FY 2014	FY 2015	FY 2014	FY 2015	FY 2014
Production costs (CAD thousands)	$36,406	$29,825	$12,905	$13,790	$49,311	$43,615
Production costs (as converted to USD)	28,608	27,153	10,101	12,523	38,709	39,676
Smelting and refining charges	3,227	2,514	2,623	2,694	5,850	5,208
Revenue from custom milling	-	-	(453)	(271)	(453)	(271)
Cash operating costs	$31,835	$29,667	$12,271	$14,946	$44,106	$44,613
Gross by-product revenue[1]
Gold by-product revenue	(22,235)	(17,246)	(424)	(445)	(22,659)	(17,691)
Lead by-product revenue	-	-	(1,933)	(2,153)	(1,933)	(2,153)
Zinc by-product revenue	-	-	(2,423)	(2,670)	(2,423)	(2,670)
Cash operating costs, net of by-product revenue	$9,600	$12,421	$7,491	$9,678	$17,091	$22,099
Payable silver ounces sold	1,663,893	1,117,369	614,302	612,134	2,278,194	1,729,503
Cash cost (USD)	$5.77	$11.12	$12.19	$15.81	$7.50	$12.78

The following table reconciles cash cost to production costs for the three months ended December 31, 2015 and 2014:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Q4 2015	Q4 2014	Q4 2015	Q4 2014	Q4 2015	Q4 2014
Production costs (CAD thousands)	$9,078	$7,641	$3,141	$4,444	$12,219	$12,085
Production costs (as converted to USD)	6,805	6,789	2,348	3,940	9,153	10,729
Smelting and refining charges	741	738	664	893	1,405	1,631
Revenue from custom milling	-	-	(126)	(70)	(126)	(70)
Cash operating costs	$7,546	$7,527	$2,886	$4,763	$10,432	$12,290
Gross by-product revenue[1]
Gold by-product revenue	(5,258)	(4,102)	(102)	(146)	(5,360)	(4,248)
Lead by-product revenue	-	-	(481)	(635)	(481)	(635)
Zinc by-product revenue	-	-	(501)	(870)	(501)	(870)
Cash operating costs, net of by-product revenue	$2,288	$3,425	$1,802	$3,112	$4,090	$6,537
Payable silver ounces sold	349,661	340,851	152,509	193,813	502,170	534,664
Cash cost (USD)	$6.54	$10.05	$11.82	$16.06	$8.14	$12.23

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

All-in sustaining cost per silver payable ounce (“AISC”)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and development expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation and remediation costs, sustaining EE&D expenses, sustaining capitalized mine development costs and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures which are expected to result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the years ended December 31, 2015 and 2014:

(in USD thousands, except ounces)	GMC		Topia		Corporate		Consolidated
	FY 2015	FY 2014	FY 2015	FY 2014	FY 2015	FY 2014	FY 2015	FY 2014
Cash operating costs, net of
by-product revenue[1]	$9,600	$12,421	$7,491	$9,678	$-	$-	$17,091	$22,099
G&A and share-based compensation	-	-	-	-	6,489	6,603	6,489	6,603
Accretion20	47	34	108	-	-	54	155
Sustaining EE&D	2,567	2,373	97	31	-	-	2,664	2,404
Sustaining capitalized mine development and capital costs	4,328	5,318	493	1,600	234	-	5,055	6,918
All-in sustaining costs	$16,515	$20,160	$8,115	$11,417	$6,723	$6,603	$31,353	$38,179
Payable silver ounces sold	1,663,893	1,117,369	614,302	612,134	na	na	2,278,194	1,729,503
AISC	$9.93	$18.05	$13.21	$18.65	na	na	$13.76	$22.07

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended December 31, 2015 and 2014:

(in USD thousands, except ounces)	GMC		Topia		Corporate		Consolidated
	Q4 2015	Q4 2014	Q4 2015	Q4 2014	Q4 2015	Q4 2014	Q4 2015	Q4 2014
Cash operating costs, net of
by-product revenue1	$2,288	$3,425	$1,802	$3,112	$-	$-	$4,090	$6,537
G&A and share-based compensation	-	-	-	-	1,733	1,911	1,733	1,911
Accretion2	13	2	45	-	-	4	58
Sustaining EE&D	991	1,300	43	2	-	-	1,034	1,302
Sustaining capitalized mine development and capital costs	402	1,221	85	444	234	-	721	1,665
All-in sustaining costs	$3,683	$5,959	$1,932	$3,603	$1,967	$1,911	$7,582	$11,473
Payable silver ounces sold	349,661	340,851	152,509	193,813	n/a	n/a	502,170	534,664
AISC	$10.53	$17.50	$12.67	$18.60	n/a	n/a	$15.10	$21.46

The above costs are included in the Company’s consolidated financial statements at December 31, 2015 as follows:

Item	Source
G&A and share-based compensation	Consolidated statements of comprehensive income
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining EE&D	A subset of the total exploration, evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining capitalized mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, development costs related to the Company’s San Ignacio property prior to it entering commercial production in June 2014 were considered non-sustaining, as are any expenses incurred in respect of the Company’s El Horcón, Santa Rosa, the GDLR Project and Coricancha.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, changes in reclamation and remediation estimates recorded in EE&D, as well as non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

The following table provides a reconciliation of EBITDA and adjusted EBITDA for the quarter and year ended December 31, 2015 and 2014 to the consolidated financial statements:

(in CAD thousands)	Q4 2015	Q4 2014	FY 2015	FY 2014
Loss for the period	$(4,860)	$(26,947)	$(9,341)	$(33,013)
Income tax expense (recovery)	35	4,564	(5)	2,075
Interest income	(36)	(87)	(291)	(226)
Interest expense	33	-	171	58
Impairment of mineral properties, plant and equipment	3,006	11,743	3,006	11,743
Amortization and depletion	1,622	4,804	18,224	16,881
EBITDA	$(200)	$(5,923)	$11,764	$(2,482)
Foreign exchange loss (gain)	(1,354)	4,410	(4,074)	1,350
Share-based compensation	429	302	1,235	857
Changes in reclamation estimates recorded in EE&D	568	530	392	530
Adjusted EBITDA	$(557)	$(681)	$9,317	$255

Mine operating earnings before non-cash items and cost of sales before non-cash items

Mine operating earnings before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and mine operating earnings on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings and cost of sales before non-cash items is provided in the Results of Operations section.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(in CAD thousands)	December 31, 2015	December 31, 2014	December 31, 2013
Cash and cash equivalents	$17,860	$17,968	$21,760
Net working capital	$33,252	$32,907	$38,223

At December 31, 2015, the Company had cash and cash equivalents of $17.9 million compared to $18.0 million at December 31, 2014, and no debt. During 2015, the Company invested $6.4 million in mineral properties, plant and equipment, $3.2 million in exploration and evaluation assets (Coricancha and the GDLR Project), and increased non-cash working capital (primarily accounts receivable) by $1.5 million. These factors slightly exceeded cash flows from operating activities before changes in non-cash working capital of $9.2 million and a $1.8 million increase in cash and cash equivalents due to the effect of foreign currency translation.

At December 31, 2015, the Company had net working capital of $33.3 million compared to $32.9 million at December 31, 2014. Net working capital increased by $0.3 million due to the $1.9 million increase in trade and other receivables, net of the $0.4 million decrease in inventories and a $1.2 million increase in trade and other payables.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

Operating activities

For the year ended December 31, 2015, cash flow provided by operating activities was $7.7 million, compared to $3.5 million in the comparative period in 2014. The $4.2 million increase in cash flow from operating activities was achieved due to the $13.3 million increase in mine operating earnings before non-cash items achieved during 2015, partly offset by a $3.8 million increase in changes associated with non-cash net working capital, $3.8 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions). Other factors also included a $0.6 million increase in G&A expenses (net of non-cash amortization and share based compensation), a $0.2 million increase in income taxes paid, as well as a $0.5 million decrease in the cash receipts associated with other income and expenses (insurance proceeds received during 2014).

For the quarter ended December 31, 2015, cash flow provided by operating activities was negative $0.2 million compared to negative $0.3 million for the quarter ended December 31, 2014.

Investing activities

For the year ended December 31, 2015, the Company invested $9.6 million in non-current assets, compared to $8.4 million in the comparative year ended December 31, 2014. The increase is predominantly attributable to the Company’s $3.2 million in expenditures associated with the Coricancha option agreement and the Cangold acquisition, partly offset by a $2.0 million decrease in expenditures on mineral properties, plant and equipment related to the Company’s mining operations.

For the quarter ended December 31, 2015, the Company had net cash outflows from investing activities of $0.9 million, compared to $2.0 million during the comparative period in 2014. The decrease is related to amounts invested in mineral properties and plant and equipment related to the Company’s mining operations.

Financing activities

For the year ended December 31, 2015, there was $9,000 in cash flows provided by financing activities, compared to $0.8 million in the corresponding period in 2014. These cash flows relate to proceeds received from the exercise of stock options during the year.

There were no cash flows provided by financing activities during the quarter ended December 31, 2015 compared to $15,000 in the corresponding period in 2014 related to proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

For the year ended December 31, 2015, the Company used $9.6 million of cash in investing activities. As this exceeded operating cash flows before changes in non-cash working capital, the Company decreased cash and cash equivalents by $0.1 million at the end of December 31, 2015 relative to December 31, 2014.

The Company anticipates that cash flow generated from mining activities along with net working capital will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and fund investment and exploration, evaluation, and development activities during 2016 and the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade control at its operations. Cash flow from operations for the year ended December 31, 2015 was ahead of the Company’s expectation due to favorable exchange rates, successful initiatives to achieve higher cut-off grades and improve grade control, higher than planned production rates, and lower cash costs.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37

The Company’s operating cash flows are very sensitive to the price of silver and gold, foreign exchange rate fluctuations, and grade fluctuations, and the cash-flow outlook provided in the above paragraph can vary significantly. Spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices and gold prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. On June 10, 2015, the Company announced that it had obtained a US$10.0 million credit facility from Auramet International LLC. The facility has a term of one year and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. The Company may require access to additional capital in order to fund exploration, development or other investment plans, or to undertake an acquisition.

Contractual Obligations

As of December 31, 2015, the Company had the following contractual obligations:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,192	$336	$633	$599	$624
Equipment purchases with third party vendors	137	137	-	-	-
Consulting	66	66	-	-	-
Reclamation and remediation (undiscounted)	6,297	-	496	725	5,076
Total	$8,692	$539	$1,129	$1,324	$5,700

Off-Balance sheet arrangements

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

Cangold was a related party of the Company, with directors and/or officers in common, up until completion of the acquisition of Cangold on May 27, 2015. Robert A. Archer and Kenneth W. Major served as board members of both companies. Robert F. Brown served as a board member of Cangold and served as an officer of both companies. Mr. Archer also served as Chief Executive Officer and President of both Great Panther and Cangold. The Company’s employees provided certain exploration and corporate secretarial services to Cangold and its subsidiary. In addition, the Company subleased office space to Cangold and charged Cangold rent in proportion to the space it occupied. The Company, Cangold and a Mexican subsidiary of Cangold also entered into a suite of loan documents on February 26, 2015 (the “Cangold Loan”) whereby the Company agreed to continue to provide technical, administrative and management services to Cangold, and discretionary credit advances.

The Cangold Loan included amounts previously owing from Cangold (December 31, 2014 - $0.1 million) with regards to technical, administrative and management services historically provided. It also included new credit advances made to Cangold subsequent to February 26, 2015. The Cangold Loan bore interest at 15% and was secured by a general security agreement, as well as a share pledge agreement. The Cangold Loan entitled the Company to receive bonus common shares in Cangold equivalent to 20% of all cash advances under the Cangold Loan, divided by the market price of Cangold’s common shares. Interest was receivable monthly while the outstanding principal amount was receivable from Cangold within 45 days of the Company making such demand. The Cangold Loan and the Cangold bonus common shares were derecognized upon the completion of the Cangold acquisition. As of the date of the acquisition, the Company had advanced $1.2 million to Cangold and had received a total of 3,957,680 bonus common shares (fair valued at $0.1 million) of Cangold.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 38

Platoro Resource Corp. (“Platoro”) is a company controlled by Robert A. Archer through which Mr. Archer provided his services as President and CEO of the Company until December 31, 2014. The Company entered into an employment agreement with Mr. Archer effective January 1, 2015 that succeeded the consulting services agreement with Platoro. As at December 31, 2015, nil (December 31, 2014: $36,000) was payable to Platoro.

The Company’s key management includes the Company’s Directors, the President and CEO, the COO, the CFO, and two Vice Presidents. The compensation paid or payable to key management for the year ended December 31, 2015 was $3.6 million (2014 - $2.3 million). The Company is committed to making severance payments amounting to approximately $2.5 million to certain officers and management in the event that there is a change in control of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Resource estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation, and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

Useful lives of mineral properties, plant and equipment

The Topia Mine mineral property is depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 39

On July 9, 2015, the Company provided an update on the Mineral Resource at the Topia Mine, following which management reviewed the remaining useful life of the Topia mineral property. The estimate of the useful life of the mineral property was determined to be 11 years as at July 1, 2015, an increase from the previous estimate of 6.5 years. As a result, the depletion recorded during the current quarter was approximately $0.1 million less than would have been recorded prior to the change in estimate. Based on the carrying value of the mineral property as at December 31, 2015, management estimated that the impact of the change in estimate on future periods is $0.5 million per annum.

In September 2015, the Company commenced expensing mine development cost associated with the Guanajuato Mine through the statement of comprehensive income, having previously capitalized and depreciated such costs. This change in presentation reflects the fact that the Company has mined and depleted the most recently published Measured and Indicated Resources for the Guanajuato Mine. However, the Company continues to mine from Inferred Mineral Resources and areas outside of defined resources. In addition, the Company is continuing the exploration and development of the mine with the objective of adding further resources and converting existing Inferred Mineral Resources to Measured and Indicated Mineral Resources.

Reclamation and remediation provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Allocation of costs between mine development and production

The Company performs mine development and production activities within the same areas of the GMC mines. Therefore, the Company is required to allocate general costs between mine development and production where they cannot be specifically identified. The Company allocates general costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved. Actual costs could vary from the estimated costs.

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Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant. In addition, actual settlement prices could vary significantly from the estimated prices or forward prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ended December 31, 2015.

The following are accounting standards anticipated to be effective January 1, 2016 or later:

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements will apply. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from contracts with customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. In September 2015, the IASB deferred the effective date of the standard to annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

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IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, but earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at Dec 31, 2015	Basis of measurement	Associated risks
Cash and cash equivalents	$17,860	Amortized cost	Credit, currency, interest rate
Marketable securities	$5	Fair value through other comprehensive income	Exchange
Trade and other receivables	$12,576	Amortized cost	Credit, currency, commodity price
Trade and other payables	$6,830	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2015.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 141,722,605 common shares issued and 12,083,268 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CONTROLS AND PROCEDURES

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its President and Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) to ensure appropriate and timely decisions are made regarding public disclosure.

Internal controls over financial reporting have been designed by management, under the supervision of, and with the participation of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external purposes in accordance with IFRS.

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Management’s Report on Disclosure Controls and Procedures

Management, under the supervision of and with the participation of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures and concluded, as at December 31, 2015, that such disclosure controls and procedures were effective.

Management’s Report on Internal Controls over Financial Reporting

Management, under the supervision of and with the participation of the Company’s CEO and CFO, evaluated the effectiveness of the Company’s internal controls over financial reporting. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commissions (“COSO”) in Internal Control - Integrated Framework (2013). Based on that evaluation, management and the CEO and CFO have concluded that, as at December 31, 2015, the Company’s internal controls over financial reporting were effective.

Changes in Internal Controls over Financial Reporting

Other than changes in the Company’s ICFR associated with the Cangold acquisition, there have been no changes to the Company’s internal controls over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

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•	Expectations that the current tailings capacity at the GMC is sufficient to operate and no expansions will be required until the fall of 2016;

•	Expectations that permits associated with the use and expansion of the tailings facility at the GMC will be granted in due course;

•	Expectations of the Company’s silver equivalent ounce production for 2016;

•	Guidance for cash cost and AISC for 2016;

•	Revenue and cash cost sensitivities to changes in metal prices for 2016;

•	Plans and targets for exploration drilling in 2016 and beyond for each of the Company’s operating mines and projects;

•	Guidance for capital expenditures and EE&D expenses for 2016 and beyond for each of the Company’s operating mines and projects;

•	Expectations that cash flow from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2016 and the foreseeable future;

•	Expectations regarding access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition;

•	Expectations in respect of permitting and development activities; and

•	The Company’s objective to acquire additional mines or projects in the Americas.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated difficulties in obtaining government approvals and permits; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

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The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

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